EXHIBIT 99.1

                             Material Change Report

TO:                        British Columbia Securities Commission
                           Alberta Securities Commission
                           Saskatchewan Securities Commission
                           Ontario Securities Commission
                           Quebec Securities Commission
                           Nova Scotia Securities Commission
                           Newfoundland Securities Commission

ITEM 1.           REPORTING ISSUER

                           Barrick Gold Corporation
                           Royal Bank Plaza, South Tower
                           Suite 2700, P.O. Box 119
                           200 Bay Street, Toronto, Ontario
                           M5J 2J3

ITEM 2.           DATE OF MATERIAL CHANGE

                           September 17, 2002

ITEM 3.           PRESS RELEASE

                           A press release was issued on September 17, 2002 at New York, N.Y. A copy of the press release is attached hereto.

ITEM 4.           SUMMARY OF MATERIAL CHANGE

                           On September 17, 2002, Barrick Gold Corporation ("Barrick"), announced plans relating to the development of four mineral projects as well as a planned reduction in the size of its hedge program.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

                           On September 17, 2002, Barrick announced its plans in connection with the development of the Alto Chicama project in Peru, the Cowal project in Australia, the Veladero project in Argentina and the Pascua-Lama project in Chile and Argentina. Such plans would involve an estimated US


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                           $2 billion in expenditures and result in an estimated
                           2 million ounces of gold production from the four projects collectively.

                           Barrick also announced plans to reduce its forward sales position to a target of 12 million ounces by the end of 2003, primarily through scheduled deliveries from production.

                           For a full description of the material change please see the press release attached hereto.

ITEM 6.           CONFIDENTIAL REPORT

                           Not applicable.

ITEM 7.           OMITTED INFORMATION

                           No significant facts have been omitted from this report.

ITEM 8.           SENIOR OFFICER

                           Richard Young, Vice President, Investor Relations of Barrick ((416) 307-7431), or Sybil Veenman, Associate General Counsel and Secretary of Barrick ((416) 307-7470), may be contacted for further information regarding the foregoing.

The foregoing accurately describes the material change referred to herein.

Dated at Toronto, Ontario this 23rd day of September, 2002.

                                      BARRICK GOLD CORPORATION



                                      By: (signed) Richard Young
                                          --------------------------
                                          Richard Young
                                          Vice President, Investor Relations





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[BARRICK LOGO]

PRESS RELEASE - NEW YORK, SEPTEMBER 17, 2002
For Immediate Release
All amounts in United States dollars

Barrick Sets Out New Growth Plan

--------------------------------------------------------------------------------
Announcement Highlights

o    Planned $2-billion mine development program

o    Expected to contribute 2 million ounces at $125 per ounce

o    Continued high levels of production expected from current operations

o A goal of doubling earnings by 2006, based on $325 gold price, significantly improving ROE

o Forward Sales position expected to be reduced by one-third to 12 million ounces by end of 2003

--------------------------------------------------------------------------------

Barrick Gold Corporation (ABX: NYSE/TSE) announced today a new growth plan designed to make the Company the world's largest and most profitable gold producer, and the industry's major growth stock.

     Barrick's growth plan draws on the financial strength provided by the Company's $1 billion cash balance, A-rated balance sheet and expected free cash flows of $500 million annually from its operating mines supported by a 12-million-ounce forward sales position.

DEVELOPMENT OF PIPELINE TO MAKE BARRICK INDUSTRY'S MAJOR GROWTH STOCK

"We expect this to be one of the largest development programs ever undertaken by a gold producer," said Randall Oliphant, President and Chief Executive Officer. "The unique position we are in today is the culmination of our focus on acquiring quality mines and exploration and development properties during a period of weak gold prices and developing them as gold prices strengthen, using our development expertise."

     The five-year, $2-billion development plan calls for an average 2 million ounces of additional annual gold production for the first ten years at expected cash costs of $125 per ounce - 29% lower costs than the current production base
- maintaining Barrick's low cost position in the industry.

     The following are expected start-up dates, average annual production rates, and cash costs for the four projects over their first decade:

o    Alto Chicama (2005): 500,000 ounces at $130 per ounce;

o    Cowal (2005): 270,000 ounces at $170 per ounce;

o    Veladero (2006): 530,000 ounces at $155 per ounce; and

o    Pascua-Lama (2008): 800,000 ounces at $85 per ounce.

     Overall, higher production and lower costs are expected in the initial years. In the case of Alto Chicama, the operating cost estimates are based on assumptions related to its Pierina-like similarities in geology and metallurgy.

     Under the plan, Barrick's net production is expected to rise by 1.2 million ounces, or 21%, to 6.9 million ounces in 2006 at lower costs. As a result, the Company is targeting a doubling of earnings by 2006 based on a $325 gold price. Barrick's four new projects are estimated to have an internal rate of return of 14% at

BARRICK GOLD CORPORATION                                           PRESS RELEASE

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$325 gold (11% at $300 gold) - well above its 8% cost of capital.

     "Strong top and bottom line growth positions Barrick as the only growth stock among major gold producers," said Mr. Oliphant. "Our growth plans couldn't come at a better time. As the industry faces declining production and rising costs, we stand to benefit the most from rising gold prices. We are the only major gold company to set out four-year growth metrics for earnings competitive with top performing growth companies in any industry sector. "

CONTINUES TO REDUCE HEDGING - FORWARD SALES POSITION EXPECTED TO DECLINE BY ONE-THIRD BY END OF 2003

In light of the current environment, Barrick also announced plans to reduce its forward sales position, primarily through scheduled deliveries from production. As a result, the Company anticipates a reduction in its forward sales position from 17.9 million ounces to a target of 12 million ounces by the end of next year, based on market conditions. This equates to 15% of the Company's current gold reserves as compared to 22% at present. The Company also plans to continue to reduce its call option and variable price sales contract position, with a target of 1.5 million ounces by the end of 2003.

     "We are further reducing our hedge position for three main reasons: 1) interest rates are at 40-year lows, leading to lower forward premiums; 2) Barrick has never been stronger financially; and 3) the outlook for gold prices is positive," said Jamie Sokalsky, Senior Vice President and Chief Financial Officer.

     Mr. Oliphant added: "This is an exciting new time in the history of Barrick and the gold industry. Barrick's growth plan makes us uniquely positioned to benefit from strengthening gold prices."

     As well as having a pipeline of new projects, Barrick has stepped up its exploration and development budget to $95 million in 2002, the largest in the industry.

     The Company will be providing detailed updates on each new project in the coming months as it advances project development, including optimizing feasibility studies, permitting and further expanding the reserve base.

     Barrick is a leading international gold producer with the industry's only A-rated balance sheet, a portfolio of long-life, low-cost operations on four continents and proven and probable reserves of 82.3 million ounces of gold. Barrick's shares are traded under the ticker symbol ABX on the Toronto, New York, London and Swiss Stock Exchanges and the Paris Bourse.

INVESTOR CONTACTS:                  MEDIA CONTACT:
Richard Young                       Vincent Borg
Vice President,                     Vice President,
Investor Relations                  Corporate Communications
Tel:  (416) 307-7431                Tel:  (416) 307-7477
Email: ryoung@barrick.com           Email: vborg@barrick.com


Certain statements included herein, including those regarding production, costs and earnings constitute "forward looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. Such forward looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Barrick or of the gold mining industry to be materially different from future results, performance or achievements expressed or implied by those forward looking statements. These risks, uncertainties and other factors include, but are not limited to, changes in the worldwide price of gold or certain other commodities and currencies and the risks involved in the exploration, development and mining business. These factors are discussed in greater detail in Barrick's most recent Annual Information Form and Management's Discussion and Analysis of Financial and Operating Results" on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities.

BARRICK GOLD CORPORATION                   2                       PRESS RELEASE

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                   At a Glance - Barrick Development Projects*

ALTO CHICAMA

Description:

o    Located in North-central Peru, about 175 km from Barrick's Pierina Mine.

o Oxide mineralization similar to Pierina, with high-grade gold surface outcroppings and good metallurgy.

Background:

o Barrick announced the Alto Chicama discovery on April 23, 2002, and after an intensive drill program focused on the Property's Lagunas Norte deposit, and more than doubled the inferred resource estimate on July 10.

Current Mineralization Status:

o Updated resource classification as at September 16, 2002: indicated resource totaling 103 million tons of ore; grade: 0.056 oz/ton; 5.74 million oz and inferred resource totaling 33 million tons; grade .046 oz/ton; 1.53 million ounces(1).

o    Resource remains open to the south and southeast.

Activities Underway:

o    2002 exploration budget increased to $35 million from initial $5 million.

o Program focused on infill and step out drilling at Lagunas Norte to expand resource.

o Additional drills are targeting gold showings identified within 15km radius of discovery.

o    Conducting metallurgical test work and mine and process planning.

Timeline:

o    Feasibility study scheduled for 2003.

o    Exercise of option to acquire mineral rights expected in 2003.

o Filing of permit applications anticipated in 2003 with the submission of the feasibility study.

o    Construction targeted to begin in late 2003/ early 2004.

o    Production targeted 2005.

Capital Cost Estimate:

o Capital cost estimate based on assumptions related to similarity with Pierina deposit and expected similarity of process design etc. would result in capital costs in the $300 to $350 million range.

o    Capital costs are expected to rise if the resource continues to expand.

Production Profile:

o Based upon Pierina performance, the production profile is expected to average 500,000 oz/year at $130/oz cash cost over first decade.

o Higher production and lower costs are expected in the earlier years as mining begins on high-grade surface outcroppings.

1. Resource calculations were prepared by employees of Barrick under the supervision of Alexander J. Davidson, P. Geol, Senior Vice President, Exploration of Barrick, and Alan R. Hill, P. Eng, Executive Vice President, Development of Barrick. The resource has been calculated on a block modeling basis, using blocks of 10x10x5 meters and a cut-off grade of 0.50 g/tonne (0.14 oz/ton) for oxide mineralization and 0.75 g/tonne (.022 oz/ton) for sulphide mineralization. A total of 298 diamond drill holes have been drilled and assayed in the area of interest. Drill hole spacing averages between 50 and 100 meters. A drill hole radius of 50 meters was used for purposes of calculating the resource. Resources which are not reserves do not have demonstrated economic viability. For additional information see Barrick's press release of April 23rd and July 10, 2002.

   * Construction start-ups subject to Board approval

BARRICK GOLD CORPORATION                   3                       PRESS RELEASE

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COWAL

Description:

o    Located in Central New South Wales (NSW), Australia, 350 km west of Sydney.

Background:

o Acquired as part of Barrick's merger with Homestake Mining Company on Dec. 14, 2001.

o Based on a revision of the feasibility study and environmental impact statement completed in 1998, project awarded development consent by the NSW Government in Feb. 1999.

o    20,000-meter drill program commenced in first quarter 2002.

Current Mineralization Status:

o Proven and probable reserves: 56.4 million tons of ore; grade: 0.049 oz/ton; 2.8 million oz, located on main E42 deposit.

Activities Underway:

o    Inspection, clearance and preservation of artifacts.

o Four drills at work on cleared areas of Property to expand reserves within the pit.

o In addition to the main E42 deposit, there are a number of other targets on the 620-sq/km Property.

o    Updating feasibility study completed by a previous owner.

o Conducting metallurgical test work, aimed at optimizing scope and economics of project.

o    Negotiations for Native Title are underway.

Timeline:

o Feasibility study as a result of extra drilling scheduled for completion in the first half of 2003.

o    Completion of Native Title process expected mid-2003.

o    Construction scheduled to begin in mid-2003.

o    Start-up expected mid-2005.

Capital Cost Estimate:

o    $180 million

Production Profile:

o Expected to average 270,000 oz at $170/oz cash cost over first decade, with higher production and lower costs expected in the early years.

BARRICK GOLD CORPORATION                   4                       PRESS RELEASE
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VELADERO

Description:

o Located in San Juan Province, Argentina. Part of 25-million-oz Pascua-Lama and Veladero District, situated at northern end of El Indio Belt, straddling the border of Chile and Argentina. Planned to be developed as unified district, starting with Veladero.

Background:

o Barrick's merger with Homestake Mining Company in Dec. 2001 gave Barrick 100% of Veladero, formerly a joint venture owned 40% and 60% by Barrick and Homestake respectively.

Current Mineralization Status:

o Proven and Probable Reserves: 196.6 million tons; grade: 0.043 oz/ton; 8.4 million oz(2).

Activities Underway:

o    Feasibility study scheduled for completion in September 2002.

o Continued monitoring of political and economic situation; investigation of project financing possibilities.

Timeline:

o    Updated feasibility study completion expected September 2002.

o    Filing of permit applications expected in fourth quarter of 2002.

o Road and camp construction scheduled for the fourth quarter of 2002 with site construction expected to begin in September 2003.

o    Start-up expected at the beginning of 2006.

Capital Cost Estimate:

o    $425 million.

Production Profile:

o Expected to average 530,000 oz/year at $155/oz cash cost over first decade, with higher production and lower costs in the early years.


2. Calculated in accordance with National Instrument 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, Industry Guide 7 (under the Securities Exchange Act of 1934), as interpreted by the Staff of the SEC, requires completion of a full feasibility study in order to classify mineralization as a reserve. Accordingly, for U.S. reporting purposes, the mineralization at Veladero is classified as indicated resources.

BARRICK GOLD CORPORATION                   5                       PRESS RELEASE
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PASCUA-LAMA

Description:

o The 25-million-oz Pascua-Lama and Veladero District is situated at northern end of El Indio Belt, straddling the border of Chile and Argentina. Planned to be developed as unified district, starting with Veladero.

Background:

o Barrick acquired the Pascua-Lama Property with the acquisition of Lac Minerals Ltd. in 1994. Since then, Barrick has completed significant work on this property, identifying several new mineralized zones, and increased total proven and probable mineral reserves from 1.8 million oz in 1994 to the current 16.9 million oz.

Current Mineralization Status:

o Proven and Probable Reserves: 296 million tons; grade: 0.057 oz/ton; 16.9 million oz.

Activities Underway:

o    Optimizing the feasibility study by the following:

     o    Evaluation of synergies with Veladero;

     o    Evaluation of impact of peso devaluation on project's economics;

     o    Advancing optimization work and permitting process; and

     o    Continued monitoring of political and economic situation in Argentina.

Timeline:

o    Complete optimized feasibility study in first half of 2004

o    Construction start-up expected in late 2005

o    Production expected 2008.

Capital Cost Estimate:

o    $1,175 million.

     o    Project optimization;

     o    Synergies with Veladero; and

     o Impact of peso devaluation are expected to result in pre-production capital declining significantly from current levels.

Production Profile:

o    Expected to average 800,000 oz/year at $85/oz cash cost over first decade.

BARRICK GOLD CORPORATION                   6                       PRESS RELEASE